3B

SECURITII 05039116 SION

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 42805

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2004 (MM/DD/YY) AND ENDING 12-31-2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kalin Associates, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Broadway
(No. and Street)

New York NY 10004
(City) (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 01 2005 WASH. D.C. 185 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sharon Kalin 212-809-6400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Amundsen, CPA
(Name — *if individual, state last, first, middle name*)

67 Wall Street, 22 Floor New York, NY 10005
(Address) (City) (State) Zip Code)

PROCESSED MAR 23 2005 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/17

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sharon Kalin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Kalin Associates, Inc, as of

~~12-31-2004~~, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

RISK ABRITRAGE MONITOR PROFIT SHARING ACCOUNT

~~PERSHING CUSTODIAN ACCNT~~

~~SHARON J KALIN PERSONAL ACCNT~~

Signature

President

Title

Notary Public

MARIA CHRISTINA POONS
Notary Public, State of New York
No. 5001661
Qualified in Nassau County
Commission Expires Sept. 14, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X Internal Control

X Antimoney Laundrying

K.'LIN ASSOCIATES, INC.

MEMBERS: NASD, SIPC

50 Broadway
New York, N.Y. 10004
(212) 809-6400

December 27, 2004

U. S. Securities & Exchange Commission
233 Broadway
New York, N. Y. 10006

RE: Notification of Change in Auditors

Dear Sir:

This letter will serve as notification to you and to the New York Stock Exchange of our intent to change independent CPA auditors effective as of this date. Our intent is to have a rotation of auditors to comply with the intent of the Sarbanes-Oxley Act.

We also expect to review the work of succeeding accounts on an annual basis to insure that we are in compliance with all relevant regulations.

During the past 24 months preceding our decision, there have been no problems relating to accounting, audit or compliance issues and there have been no unresolved problems.

We are sending a notice of this letter to our former accountant, and asking them to initial this notice in agreement A copy is also being sent to our new accountant, Joseph Amundsen, CPA, NY License #87609.

Very truly yours,

Sharon J. Kalin
President

SJK:lf

Cc:
U.S. Securities & Exchange Commission
450 Fifth St
Washington, D.C. 20549

NYSE, Inc.
20 Broad St
New York, N.Y. 10005

Joseph Amundsen
Certified Public Accountant
67 Wall Street
New York, NY 10005
212/709-8250

Independent Auditor's Report

Board of Directors
Kalin Associates, Inc.

I have audited the accompanying statement of financial condition of Kalin Associates, Inc. as of December 31, 2004, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kalin Associates, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Amundsen, CPA
New York, New York
February 14, 2005

Kalin Associates, Inc

Statement of Financial Condition

December 31, 2004

Assets	
Cash	$ 33,535
Receivables	36,901
Investments	40,119
Current assets	110,555
Deposits with clearing organization	100,000
Security deposits	9,322
Other assets	130,269
Total assets	350,146
Liabilities and stockholder equity	
Accounts payable	63,744
Total stockholder equity	286,402
Total liabilities & stockholder equity	$ 350,146

See notes to financial statements.

Kalin Associates, Inc.

Statement of Operations and Retained Earnings

For the Year Ended December 31, 2004

Revenues	
Floor broker fees	$ 307,368
Commissions	367,993
Other income	7,137
Total Revenues	682,498
Expenses	
Payroll and brokerage fees	407,428
Rents	80,402
Office and supplies	273,275
Total Expenses	761,105
Loss before provision for corporate income taxes	(78,607)
Provision for corporate income taxes	1,984
Net Loss	(80,591)
Retained earnings - December 31, 2003	366,993
Retained earnings -December 31, 2004	$ 286,402

See notes to financial statements.

Kalin Associates, Inc

Statement of Changes in Stockholder Equity

For the Year Ended December 31, 2004

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Stockholder Equity
	Shares	Amount			
Balance, January 1, 2004	10	$17,400	$ 575,611	$ (226,018)	$366,993
Net (loss)				(80,591)	(80,591)
Balance, December 31, 2004	10	$17,400	$ 575,611	$ (306,609)	$286,402

See notes to financials statements.

Kalin Associates, Inc

Statement of Cash Flows

For the Year Ended December 31, 2004

Cash flows from operating activities:		
Net loss		$ (80,591)
Adjustments to reconcile net loss to net cash used by operating activities:		
(Increase) decrease in operating assets:		
Receivables	83,672	
Investments	24,801	
Security deposits	1,727	
Other assets	(7,969)	
Increase (decrease) in operating liabilities:		
Taxes payable	(759)	
Accounts payable	(66,119)	35,353
Net cash provided by operating activities		(45,238)
Cash and equivalents, beginning of year		78,773
Cash and equivalents, end of year		$ 33,535
Supplemental disclosure:		
Interest paid		$ 200
Income taxes paid		$ 1,984

See notes to financial staements.

Kalin Associates, Inc.

Notes to Financial Statements

For the Year Ended December 31, 2004

1. Significant Accounting Policies

Kalin Associates, Inc. (the Company) was organized in the State of New York in March, 1990. The Company is a broker-dealer specializing in the trades of institutions.

The Company prepares its financial statements on the accrual basis of accounting. Financial instruments of the company consist primarily of short term assets and payables. Their carrying amounts approximate fair values because of the short maturity of these instruments. For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of six months or less to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Investments

At December 31, 2004 the Company had balances in brokerage market accounts of $ 40,119.

3. Deposits with Clearing Organization

Customers accounts are introduced and cleared on a fully disclosed basis through Pershing and Company ("Pershing").

A cash deposit is held by Pershing to indemnify the carrying broker against the failure of the Company's customers to perform their obligations with respect to their accounts.

4. Other Assets

Other assets consist of an employee loan of $56,969, NASD stock of $3,300, and receivables from Adler Coleman, the company's previous clearing broker. Adler Coleman declared bankruptcy in 1995. In 1997 the Company deposited $104,511 with Adler Coleman at the request of the bankruptcy trustee. Approximately $60,000 in reserves have been made against this deposit to reflect a realistic value of the deposit, as of December 31, 2004.

5. Stockholders' Equity

The Company is authorized to issue 200 shares of no par voting common stock. The Company has issued, and are outstanding 10 shares of common stock.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net captal, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company was in compliance with these regulations.

7. Anti-Money Laundrying Program.

The Company is required to have a program to actively prevent and prohibit money laundrying and any activity that facilitates money laundrying or the funding of terrorist or criminal activities. At December 31, 2004, the Company was in compliance with this program.

8. Income Taxes

The Company has elected to be treated as a subchapter S corporation for tax purposes. There are no federal taxes due.

Kalin Associates, Inc

Compilation of Net Capital Under 15c3-1 of the

Securities and Exchange Commission

December 31, 2004

Schedule 1

Total Shareholders' Equity	$ 286,402
Less: Haircut	(5,200)
	281,202
Less: Unallowable Assets	(139,591)
Net Capital	141,611
Minimum Net Capital required	(5,000)
Excess net capital	$ 136,611
Aggregate indebtedness	$ 63,744
Net Capital	$ 141,611
Ratio AI to NC	45%

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION

There is no material difference between the net capital computation as reported on Kalin Associates Inc's FOCUS report - Part IIA as of December 31, 2004.

Kalin Associates, Inc
Computation for Determination of the Reserve Requirements
And Information Relating to Possession or Control Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
For the Year Ended December 31, 2004

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

Joseph Amundsen
Certified Public Accountant
67 Wall Street, #2211
New York, New York 10005
212/709-8250
212/943-2300(fax)
exbaker@juno.com

Independent Auditor's Report of Internal
Accounting Control Required by SEC Rule 17a-5

To the Shareholder of
Kalin Associates, Inc.

In planning and performing my audit of the financial statements of Kalin Associates, Inc., (the Company), for the year ended December 31, 2004, I considered its internal control, including its anti-money laundering measures and control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (AI) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices

and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Amundsen, CPA
New York, New York
February 14, 2005

Kalin Associates, Inc
Anti-Money Laundrying (AML) Program of Kalin Associates, Inc
Compliance and Supervisory Procedures
Annual Audit of Program

1. Firm Policy. It is the policy of Kalin Associates, Inc (the Company) to prohibit and actively prevent money laundrying and any activity that facilitates money laundrying or the funding of terrorist or criminal activities.

2. AML Compliance Officer Designation and Duties. The firm designates Sharon Kalin as its Anti-Money Laundrying Program Compliance Officer, with full responsibility for the firm's AML program. The duties of the AML Compliance Officer will include monitoring the firm's AML compliance, overseeing communication and training for employees. The AML will also insure that proper AML records are kept. Steve Brandt is her assistant Compliance Officer.

3. Giving AML Information to Federal Law Enforcement Agencies and Other Financial Institutions. (a) FinCEN Requests Under Patriot Act Section 314. The Company will respond to a Financial Crimes Enforcement Network (FinCEN) request about accounts or transactions by reporting to FinCEN the identity of the specified individual or organization, the account number, all identifying information provided by the account holder when the account was established, by e-mail to patriot@fincen.treas.gov, by phone 1-866-556-3974, or any other method requested. (b) The Company shares information with business partners regarding suspicious transactions to determine who will file a SAR.

4. Customer Identification and Verification. In addition to information collected under NASD rules 2110, 2310, 3110, and SEC rule 17a-3(a)(9) the Company will (a) verify identity of new customer (b) maintain records used to verify identity (c) check that new customer does not appear on a government terrorist list.

5. The Company provides notice to customers that it is requesting information from them to verify their identities as is required by Federal law.

6. Foreign Correspondent Accounts and Foreign Shell Banks. The Company has not opened or maintained accounts for foreign financial institutions.

7. Private Banking Accounts/Foreign Officials. The Company has no foreign official clients or private banking accounts.

8. AML Record Keeping. All compliance records are kept by Steve Brandt, under the supervision of Sharon Kalin.

9. Annual independent testing of the above procedures done February 14, 2005, by Joseph Amundsen, Certified Public Accountant, 67 Wall Street, #2200, New York, NY 10005, 212-709-8250, e-mail exbaker@juno.com. The independent tests included the following steps:

    a. Reviewed and tested Kalin Associates' AML Written Supervisory Policies and Procedures.
    b. Reviewed Kalin Associates' overall AML Program.
    c. Reviewed files and suggested additional sheets for client notification and firm procedures.
    d. Reviewed cash receipts.
    e. Reviewed and tested internal survelliance practices.
    f. Discussed Kalin Associates' plan for AML training, and offered a check list to be used when opening a new account.